P.E. 1/29/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005268

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-26-15

Christopher M. Reitz
Caterpillar Inc.
reitz_christopher_m@cat.com

Re: Caterpillar Inc.
Incoming letter dated January 29, 2015

Dear Mr. Reitz:

This is in response to your letters dated January 29, 2015 and February 11, 2015 concerning the shareholder proposal submitted to Caterpillar by the National Center for Public Policy Research. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

March 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 29, 2015

The proposal requests that management review its policies related to human rights to assess areas in which the company may need to adopt and implement additional policies and to report its findings. The proposal also provides that "the review can consider whether the company's policies permit employees to take part in his or her government free from retribution."

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Caterpillar's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Caterpillar has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to Caterpillar by Mercy Investment Services, Inc. Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-7310
309-494-6632 – phone
309-675-6620 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

February 11, 2015

Via Electronic Mail
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Stockholder Proposal submitted by the National Center for Public Policy Research

Ladies and Gentlemen:

On January 29, 2015, Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy materials for its 2015 Annual Meeting of Stockholders (the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the National Center for Public Policy Research (the "Proponent"). In accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment is being sent to the Proponent.

The Proposal requests that "management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015." Caterpillar hereby respectfully reiterates its request for confirmation that the Staff will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its 2015 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented or, in the alternative, pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously received by the Company, which it will include in its proxy materials for the 2015 Annual Meeting. This letter supplements the Company's argument in the No-Action Request made pursuant to Rule

14a-8(i)(10). The Company reiterates and stands on its argument in the No-Action Request made pursuant to Rule 14a-8(i)(11).[1]

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated the Company's belief that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company expected that a committee of its Board of Directors would in the near future review the Company's existing policies related to human rights and consider whether to amend its policies based on this review, thereby substantially implementing the Proposal. We submit this supplemental letter to confirm that, at a February 10, 2015 meeting (the "February Meeting"), the Public Policy & Governance Committee of the Board (the "Committee") reviewed, provided feedback on and gave its final approval to the Company's draft human rights policy. The process for developing and approving the policy, as overseen by the Committee, has included: obtaining the input of a cross-section of Caterpillar officers and managers; a review of industry guidance in the human rights area; benchmarking against peer companies, customers and recognized leading companies on human rights practices and disclosure; consideration of various international human rights pronouncements, including the United Nations Declaration of Human Rights and the International Labor Organizations Declaration on Fundamental Principles and Rights of Work; and consideration of the application of the policy to Caterpillar's suppliers and dealers. At the February Meeting, the Committee provided feedback on, indicated its satisfaction with, and gave its final approval to the draft human rights policy, which the Committee expects will be finalized and fully implemented by management as well as published on the Company's website prior to August 2015. A certified excerpt of the minutes from the February Meeting of the Committee is attached hereto as Exhibit A.

ANALYSIS

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." A company need not have implemented each element in the precise manner suggested by the proponent.[2] Rather, the actions taken by a company must have addressed the proposal's "essential objective." *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (emphasis added).

---

[1] The Company has submitted a separate letter requesting that the Staff also permit exclusion of a prior proposal submitted by Mercy Investment Services, Inc., the Sisters of Loretto, and Jewish Voice for Peace, *inter alia* (the "Prior Proposal"), pursuant to Rule 14a-8(i)(10) on the grounds that it has been substantially implemented. The Company reiterates each of its arguments in the No-Action Request, including its argument with respect to exclusion pursuant to Rule 14a-8(i)(11), but requests that the Staff consider the argument contained in the No-Action Request pursuant to Rule 14a-8(i)(11) only in the event that no-action relief is not granted with respect to the Prior Proposal, in which case the Company intends to include the Prior Proposal in the proxy materials for its 2015 Annual Meeting.

[2] See Release No. 34-20091 (Aug. 16, 1983).

Company actions that adequately address the underlying concerns of the shareholder proposal but require pending board and/or management approval can still satisfy the requirements for exclusion. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the company is expected to take certain actions that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after such action has been taken. *See, e.g., Hewlett-Packard Company* (Dec. 18, 2013) (concurring in the exclusion of a proposal where the company expressed the board's intention to review and, if applicable, amend its policies with respect to human rights in a way that would substantially implement the proposal and then later notified the Staff that the board action had been taken); *DIRECTV* (Feb. 22, 2011) (concurring in the exclusion of a proposal as substantially implemented where the company represented that its shareholders would have an opportunity to approve amendments to the company's charter at the next annual meeting).

The Company believes that the Committee's actions have now substantially implemented the Proposal. As requested by the Proposal, the Committee has (i) reviewed the Company's existing policies related to human rights, (ii) engaged in a process to develop a human rights policy for the Company and (iii) given its final approval to the draft human rights policy based on this review and evaluation.

The Company, therefore, believes that the Proposal may be properly excluded from the 2015 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10) as substantially implemented because the Company has taken actions that address the essential objectives of the Proposal and compare favorably with its terms.

CONCLUSION

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Caterpillar's 2015 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10), or, in the alternative, pursuant to Rule 14a-8(i)(11). If you have any questions regarding this request or desire additional information, please contact me at 309-494-6632.

Very truly yours,



Christopher M. Reitz
Corporate Secretary

Attachment

cc: Justin Danhof, General Counsel, National Center for Public Policy Research
Sister Valerie Heinonen, o.s.u., Mercy Investment Services, Inc.

4144297-1

EXHIBIT A



Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629 – 7310

I, Christopher M. Reitz, Corporate Secretary of Caterpillar Inc., a corporation organized and existing under the laws of the State of Delaware, do hereby certify that the following is an excerpt of the minutes of a meeting the Public Policy & Governance Committee of the Board of Directors of Caterpillar Inc. held on February 10, 2015.

* *

Ms. Hauer reminded the Committee of the Committee's prior briefing and input at its December 2014 meeting regarding the development of a human rights policy to guide the Company's international and U.S. operations. She next described the actions that had taken place towards the development of the human rights policy, including obtaining the input of a cross-section of Caterpillar officers and managers; a review of industry guidance in the human rights area; benchmarking against peer companies, customers and recognized leading companies on human rights practices and disclosure; consideration of various international human rights standards, including the United Nations Declaration of Human Rights and the International Labor Organizations Declaration on Fundamental Principles and Rights of Work; and consideration of the application of the policy to Caterpillar's suppliers and dealers. She then explained how this input had been provided to members of a cross functional steering committee that formulated the draft human rights policy. Ms. Hauer then solicited the Committees' input on the draft human rights policy included in the meeting materials. Following a discussion, the Committee indicated its satisfaction with and gave its final approval to the draft human rights policy. Ms. Hauer next described the plan and timeline for management to socialize the human rights policy with internal and external stakeholders, which would result in the website publication and implementation of the human rights statement prior to August 2015. Following a discussion, the Committee indicated its satisfaction with and approved the proposed implementation plan.

* *



Corporate Secretary
Caterpillar Inc.
February 10, 2015



Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

January 29, 2015

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Stockholder Proposal submitted by the National Center for Public Policy Research

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") a shareholder proposal (the "Proposal") and statement in support thereof received from the National Center for Public Policy Research (the "Proponent"). Caterpillar intends to file its definitive proxy materials for the 2015 Annual Meeting on or about April 20, 2015. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

Caterpillar hereby respectfully requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its 2015 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented or, in the alternative, pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously received by the Company, which it will include in its proxy materials for the 2015 Annual Meeting.[1]

[1] The Company is submitting a separate letter requesting that the Staff also permit exclusion of the Prior Proposal (as defined below) pursuant to Rule 14a-8(i)(10) on the grounds that it has been substantially implemented. The Company requests that the Staff consider the argument contained in this letter pursuant to Rule 14a-8(i)(11) only in the event that no-action relief is not granted with respect to the Prior Proposal, in which case the Company intends to include the Prior Proposal in the proxy materials for its 2015 Annual Meeting.

THE PROPOSAL

The Proposal sets forth the following resolution and supporting statement to be voted on by stockholders at the 2015 Annual Meeting:

> **RESOLVED**, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.
>
> **Supporting Statement**
>
> If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

I. *The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.*

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." A company need not have implemented each element in the precise manner suggested by the proponent.[2] Rather, the actions taken by a company must have addressed the proposal's "essential objective." *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). Elsewhere, the Staff has articulated this standard by stating that "a determination that the company has substantially implemented the proposal depends upon whether particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (emphasis added).

The Staff has made clear that a proposal need not be implemented in the precise manner suggested by the proponent. Existing and proposed policies that capture the essential objectives of a proposal without mirroring its exact language or scope may nevertheless establish that a company has substantially implemented the proposal. *See Kmart Corp.* (Feb. 23, 2000) (concurring that a proposal for the board to report on vendor compliance standards relating to any use of vendors with illicit labor practices was substantially implemented by prior adoption of vendor code of conduct); *PepsiCo, Inc.* (Feb. 14, 2013) (concurring in the exclusion of a proposal requesting that the company amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on ex-gay status where the company's policies already prohibit discrimination based on sexual orientation generally). Furthermore, company actions that adequately address the underlying concerns of the shareholder proposal but require pending board and/or management approval can still satisfy the requirements for exclusion. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the company is expected to take certain actions that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after such action has been taken. *See, e.g., Hewlett-Packard Company* (Dec. 18, 2013) (concurring in the exclusion of a

[2] See Release No. 34-20091 (Aug. 16, 1983).

proposal where the company expressed the board's intention to review and, if applicable, amend its policies with respect to human rights in a way that would substantially implement the proposal and then later notified the Staff that the board action had been taken); *DIRECTV* (Feb. 22, 2011) (concurring in the exclusion of a proposal as substantially implemented where the company represented that its shareholders would have an opportunity to approve amendments to the company's charter at the next annual meeting).

The Company believes that the Proposal may be properly excluded from the proxy materials for its 2015 Annual Meeting pursuant to Rule 14a-8(i)(10) because a Committee of the Company's Board of Directors is expected in the near future to review its existing policies related to human rights and consider whether to amend its policies based on this review. Consequently, the Company will have addressed the Proposal's essential objectives upon taking the actions enumerated above and will have thereby substantially implemented the Proposal. The Company submits this no-action request now in order to comply with the timing requirements of Rule 14a-8(j) but intends to notify the Staff with a supplemental submission after a Committee of the Company's the Board of Directors has reviewed and made any amendments to Caterpillar's existing policies related to human rights.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

The Company also believes that the Proposal may be excluded from the proxy materials for its 2015 Annual Meeting pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company (the "Prior Proposal") by Mercy Investment Services, Inc. and Jewish Voice for Peace, which the Company intends to include in the proxy materials for its 2015 Annual Meeting.[3] The Prior Proposal sets forth the following resolution to be voted on by stockholders at the 2015 Annual Meeting:

> **RESOLVED**: Shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

A copy of the Prior Proposal and related correspondence is attached to this letter as Exhibit B.

The Company received the Prior Proposal from the Mercy Investment Service, Inc. on December 11, 2014 via United Parcel Service. The Company received the Proposal from the Proponent on December 16, 2014 via facsimile.

---

[3] The Company also received submissions from the following co-filers with proposals identical to the Prior Proposal: Covenant Academy of the Incarnate Word; Trinity Health Corporation; the Benedictine Sisters of Virginia; the Congregation of St. Joseph; the Congregation des Soeurs des Saints Noms de Jesus et de Marie; the Sisters of St. Francis of Philadelphia; the Missionary Oblates of Mary Immaculate; Jewish Voice for Peace; the Maryknoll Sisters of St. Dominic, Inc.; the Sisters of Providence, Mother Joseph Province; United Church Funds; and the Benedictine Sisters of Mount St. Scholastica. Each indicated that the proponent intended to be treated as a co-filer, with Mercy Investments as the lead contact.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[4]

When two or more substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (Mar. 2, 1998). Caterpillar received the Prior Proposal first, and therefore intends to exclude the Proposal as substantially duplicative of the Prior Proposal.

Proposals need not be identical to warrant exclusion under Rule 14a-8(i)(11). Instead, in determining whether two or more proposals are substantially duplicative, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus" may be substantially duplicative, even if the proposals differ as to terms and scope and even if the proposals request different actions. *See, e.g., Wells Fargo & Co.* (Feb. 8, 2011) (proposal seeking a review and report on the company's internal controls regarding loan modifications, foreclosures and securitizations was substantially duplicative of a previously submitted proposal seeking a report on the company's mortgage loss mitigation policies and outcomes, including home preservation rates and loss mitigation outcomes by race); *Chevron Corp.* (Mar. 23, 2009) (proposal requesting a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" was substantially duplicative of a previously submitted proposal requiring that the company adopt "quantitative, long-term goals . . . for reducing total greenhouse gas emissions").

Here, the Proposal is substantially duplicative of the Prior Proposal because they both share the same core issue and principal thrust: namely, both proposals ask the Company to review its policies related to human rights and to make any amendments to such policies as warranted by the review. There are, of course, differences in the scope and breadth of the two proposals. The Prior Proposal focuses more broadly on various "international human rights and humanitarian standards," some of which are specifically referenced in its supporting statement, whereas the Proposal references primarily the right to take part in one's government, as expressed in both the UN's Universal Declaration of Human Rights as well as the Declaration of Independence. The differences, however, are indeed minor, given that both ask the Company to undertake the same process, concerning the same policies, and in light of similar international standards.

Moreover, because of the breadth of the Prior Proposal's focus, the actions contemplated in its supporting statement are more comprehensive and would clearly subsume those implicated by the Proposal. If one proposal subsumes the other, regardless of the order in which they were received, then the later proposal is excludable under Rule 14a-8(i)(11). In *Abbott Laboratories* (Feb. 4, 2004), for example, the proponent requested that the company replace its current compensation system with one that included four main components: (1) annual salary not to exceed $1M annually; (2) annual bonus capped at 100% of salary; (3) grant date value of restricted shares not to exceed $1M; and (4) severance limited to no more than one year's salary

---

[4] See Exchange Act Release No. 12999 (Nov. 22, 1976).

and bonus. The Staff permitted the company to exclude this proposal on the basis that it was substantially duplicative of a previously submitted proposal that requested the company to adopt a policy prohibiting future stock option grants to senior executives. Both proposals related to the same core issue, excessive executive compensation.

In addition, because the Proposal substantially duplicates the Prior Proposal, there is a strong likelihood that Caterpillar's stockholders may be confused if asked to vote on both proposals, as stockholders could assume incorrectly that there must be a substantive difference between the proposals. If both proposals are voted on at the 2015 Annual Meeting with only one proposal passing or both proposals passing, Caterpillar would not know the intention of its stockholders based on such inconsistent results. For example, if only the Proposal passes, is Caterpillar to conclude its stockholders care only about those aspects of the Company's human rights policies that relate to participation in government? Alternatively, if both proposals were to pass, should Caterpillar conclude that its stockholders want the Company to pursue two separate processes and produce two separate reports to implement each proposal? As noted above, the purpose of Rule 14a-8(i)(11) is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[5]

In light of the same core issue and principal thrust shared between the two proposals, the Company believes that the Proposal may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(11).

CONCLUSION

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Caterpillar's 2015 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(10), or, in the alternative, pursuant to Rule 14a-8(i)(11). If you have any questions regarding this request or desire additional information, please contact me at 309-494-6632.

Very truly yours,



Christopher M. Reitz
Corporate Secretary

Attachments

cc: Justin Danhof, General Counsel, National Center for Public Policy Research
Sister Valerie Heinonen, o.s.u., Mercy Investment Services, Inc.

[5] See id.

4120779-1

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Received
orig. – 12.17.2014
fax – 12.16.2014

EXHIBIT A

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx and Facsimile (309-494-1467)

December 16, 2014

Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Reitz,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Caterpillar Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Caterpillar Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq. General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Human Rights Review

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Human Rights Review

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute significant policy issues.

Whereas, the United Nations' "Universal Declaration of Human Rights," endorsed and in part drafted by the United States, provides that "[e]veryone has the right to take part in the government of his country," and that "[t]he will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections."

Whereas, the United States of America was founded on the ideal of a representative government with the duty of protecting the rights of its citizens – to wit, the Declaration of Independence makes clear that "to secure these rights, Governments are instituted among Men, deriving their just powers from the consent of the governed."

Resolved, the proponent requests that management review its policies related to human rights to assess areas in which the Company may need to adopt and implement additional policies and to report its findings, omitting proprietary information and at a reasonable expense, by December 2015.

Supporting Statement

If management chooses, the review can consider whether the Company's policies permit employees to take part in his or her government free from retribution.

THE NATIONAL CENTER



FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

December 17, 2014

Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Reitz,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Human Rights Review) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on December 16 2014.

As I previously stated, and confirmed in the enclosed letter, the National Center for Public Policy Research has owned Caterpillar Inc. stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2015 annual meeting of shareholders.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K St., NW, Suite 1100
Washington, DC 20005

ubs.com/fs

Confirmation

Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

December 17, 2014

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Reitz,

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on December 16, 2014, the National Center for Public Policy Research held, and has held continuously for at least one year 71 shares of the Caterpillar Inc. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Jon Buda
Chris Reitz 12-11-2014


MERCY
INVESTMENT
SERVICES, INC

EXHIBIT B

December 8, 2014

Douglas R. Oberhelman, Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Oberhelman:

Mercy Investment Services, Inc. is the investment program of the Sisters of Mercy of the Americas, which has long been concerned not only with financial returns of its investments, but also with the social and ethical implications of its investments. We believe that demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Caterpillar.

It is important that Caterpillar review and amend, where applicable, company policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards. Mercy Investment Services, as with many other institutional investors, believes such disclosure is in the best interest of both company and shareowners. We urge you to consider the common good and protect shareholder value by avoiding possible reputational, litigation and financial risk. We suggest a system of transparency and accountability ensures that company assets are less likely to be used for policy objectives contrary to a company's long-term interests and posing risks to the company and shareowners.

Mercy Investment Services, Inc. is filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is the lead filer on this resolution with the Sisters of Loretto and Jewish Voice for Peace.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
vheinonen@mercyinvestments.org

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.



BNY MELLON

DRO/ DVD
JBD / Chris Retz
12-13-14

December 8, 2014

Mr. Douglas R. Oberhelman
Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

Re: Mercy Investment Services Inc.

Dear Mr. Oberhelman:

This letter will certify that as of December 8, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 30 shares of Caterpillar Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Caterpillar Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

Convent Academy of the Incarnate Word

2930 South Alameda
Corpus Christi, TX 78404-2798
361-882-5413
Fax 361-880-4152

Date: December 18, 2014
To: Mr. Christopher M. Reitz, Corporate Secretary
Caterpillar, Inc
Fax: 309-494-1467
Re: Stockholder Resolution
Sender: Sister Barbara M. Netek, IWBS

Pages: 3 including this cover sheet.

Mr. Reitz:

Please see attached Stockholder Resolution we are co-filing with Mercy Investment Services.

Thank you for your attention to this matter.



B. Reyes for
Sister Barbara M. Netek, IWBS


IHS

CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone ~~512~~ 361/882-5413
Fax ~~512/883-2185~~ 361-880-4152

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

December 18, 2014

Sent by Fax: (309) 494-1467

Dear Mr. Reitz:

I am writing you on behalf of Convent Academy of the Incarnate Word to co-file the stockholder resolution on the Review of Global Corporate Standards. In brief, the proposal states: **RESOLVED**: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mercy Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 110 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant..

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Valerie Heinonen O.S.U. of Mercy Investment Services who can be reached at 631-363-2422 ext.20448 or at heinonenv@juno.com. Valerie Heinonen as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

B. Reyes

for Sister Barbara M. Netek, IWBS

Encl: Resolution

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and culturalcontext changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.



System Office
3805 West Chester Pike
Newtown Square, PA 19073
kcoll@che.org
610-355-2035

December 15, 2014

Douglas R. Oberhelman
Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

RE: Shareholder Proposal for 2015 Annual Meeting

Dear Mr. Oberhelman:

Trinity Health, one of the largest Catholic health care systems in the U.S., is a long-term, faith-based shareowner of Caterpillar, Inc. Trinity Health seeks to reflect its Mission and Core Values while looking for social, environmental as well as financial accountability in its investments.

As a shareholder of Caterpillar, we have concerns regarding our company reviewing and amending policies related to human rights that guide international and U.S. operations and also extending these policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards. Therefore, Trinity Health is co-filing the enclosed resolution with the primary filer, Mercy Investment Services represented by Sister Valerie Heinonen.

I designate Sister Valerie Heinonen as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

Enclosed is the resolution for consideration and action by the shareholders at the next meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Trinity Health is beneficial owner of at least $2,000 worth of Caterpillar stock. We have held these shares continuously for more than one year and will continue to hold at least $2,000 worth of stock until after the 2015 shareholder meeting. Enclosed is the verification of our ownership position by our custodian, Northern Trust who is a DTC participant.

Thank you for your attention to this matter and look toward to substantive dialogue on this important issue.

Sincerely,



Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosures

cc. Sister Valerie Heinonen, Mercy Investment Services
Interfaith Center on Corporate Responsibility

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.


Northern Trust

December 15, 2014

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of December 15, 2014 Northern Trust as custodian held for the beneficial interest of Trinity Health Corporation 9,809 shares or Caterpillar Inc..

As of December 15, 2014 Trinity Health Corporation has held at least $2,000 worth of Caterpillar Inc. continuously for over one year. Trinity Health Corporation has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2015.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely

Andrew Lussen
Account Manager – Trust Officer



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 17, 2014

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Sent by Fax: (309) 494-1467

Dear Mr. Reitz:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on the Review of Global Corporate Standards. In brief, the proposal states: **RESOLVED**: **shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.**

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mercy Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1000 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Valerie Heinonen O.S.U. of Mercy Investment Services who can be reached at 631-363-2422 ext.20448 or at heinonenv@juno.com. Valerie Heinonen as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.



Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629 – 6490

December 18, 2014

VIA FEDERAL EXPRESS
Sister Henry Marie Zimmermann, OSB
Assistant Treasurer, Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136
Phone: 703-361-0106

Dear Sister Zimmerman:

On December 17, 2014, Caterpillar Inc. (the "Company") received your letter, dated December 17, 2014, related to Benedictine Sisters of Virginia's ("Benedictine Sisters") shareholder proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2015 Proxy Materials") for its 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, then the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that Benedictine Sisters is not a registered holder of the Company's common stock. Under Rule 14a-8(b), Benedictine Sisters must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of Benedictine Sisters' common stock (usually a broker or bank) verifying that it has continuously held the requisite number of shares of common stock since at least December 17, 2013 (i.e., the date that is one year prior to the date on which the Proposal was submitted); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed with the Securities and Exchange Commission (the "SEC") that demonstrates Benedictine Sisters' ownership of the requisite number of shares as of or before December 17, 2013, along with a written statement that (i) Benedictine Sisters has owned such shares for the one-year period prior to the date of the statement and (ii) Benedictine Sisters intends to continue ownership of the shares through the date of the 2015 Annual Meeting. Please note that if Benedictine Sisters chooses to submit to the Company a written statement from the record holder of its common stock, a statement that it intends to continue to hold the securities through the date of the 2015 Annual Meeting must also be included.

You have not yet submitted evidence establishing that Benedictine Sisters has satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2015 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

For your reference, a copy of Rule 14a-8 is included as an exhibit to this letter. If you have any questions concerning the above, please do not hesitate to contact me.

Very truly yours,



Christopher M. Reitz
Corporate Secretary

4066170-1

Federal Securities Law Reporter, Regulation, Reg. §240.14a-8., Securities and Exchange Commission, Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to *the meeting to appear in person.*

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F.R. 29106; Release No. 34-55146 (¶87,745), effective March 30, 2007, 72 F.R. 4147; Release No. 34-56914 (¶88,023), effective January 10, 2008, 72 F.R. 70450; Release No. 33-8876 (¶88,029), effective February 4, 2008, 73 F.R. 934; Release No. 33-9136 (¶89,091), effective November 15, 2010, 75 F.R. 56668; Release No. 33-9178 (¶89,291), effective April 4, 2011, 76 F.R. 6010.]



Scott &
Stringfellow

Lisa S. Rose
Riverfront Plaza – West Tower
901 East Byrd Street
Suite 500
Richmond, VA 23219
(O): 800-552-7757 Ext. 3581
(F): 804-649-2916

To:	Mr. Reitz	From:	John Muldowney
Fax:	309-494-1467	Date:	12/24/2014
Phone:		Pages:	2
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Comments:


BB&T
Scott &
Stringfellow

December 17, 2014

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

By Facsimile: 309-494-1467

Dear Mr. Reitz,

Please accept this letter as verification that the account for Benedictine Sisters of Virginia held here at BB&T Scott & Stringfellow has indeed held shares of Caterpillar, Inc. for over a year.

If you need further information please let Sister Henry Marie Zimmerman know and we will help her with whatever you all may need regarding the financial account.

Sincerely,

John J. Muldowney
Managing Director

901 East Byrd Street, Suite 500, Richmond, VA 23219 O 804.643.1811 BBTScottStringfellow.com


CONGREGATION OF
St. Joseph

December 10, 2014

Douglas R. Oberhelman, Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Dear Mr. Oberhelman:

The Congregation of St. Joseph is owner of 100 shares of common stock in Caterpillar, Inc. We are concerned the issues of human rights, international law and humanitarian standards of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

The Congregation of St. Joseph submits the enclosed proposal: *Review of Global Corporate Standards at Caterpillar* for inclusion in the proxy statement for consideration and action by the 2015 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the filers, for this resolution is: Valerie Heinonen, o.s.u. Director, Shareholder Advocacy, Mercy Investment Services, Inc. 205 Avenue C, #10E, NY NY 10009, vheinonen@mercyinvestments.org

The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. However, I respectfully request direct communication from the company. My e-mail address is jsbrissa@juno.com

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,



Joellen Sbrissa, CSJ
SRI Representative.

Enc. Resolution
Verification of stock Ownership

cc: Valerie Heinonen, Mercy Investment Services
Julie Wokaty, Interfaith Center on Corporate Responsibility

Office of Peace, Justice and Integrity of Creation
La Grange Park Center
1515 West Ogden Avenue La Grange Park, IL 60526
708-579-8926

50 South La Salle Street
Chicago, Illinois 60603
(312) 557-2000


Northern Trust

December 10, 2014

Re: The Congregation of St. Joseph Account Number ***FISMA & OMB MEMORANDUM M-07-16***

Dear Sir/Madam:

I am writing at your request to confirm that of close of business on Wednesday, December 10, 2014 the above-referenced account for the Congregation of St. Joseph held 100 shares of CAT (Caterpillar Inc) within it. These shares were purchased within this account on (April 7th, 2010) and have been continuously held for more than one year.

If you need any additional information, please do not hesitate to call.

Very truly yours,

Tim Bauer

2nd Vice President

NOT FDIC INSURED	May Lose Value	No Bank Guarantee

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.

CONGREGATION OF
St. Joseph
1515 West Ogden Avenue
LaGrange Park, Illinois 60526

Douglas R. Oberhelman, Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Caterpillar Inc. Corporate Mail Center

Numbered Mail Record (Including Certified and Registered) 12/11/2014

Number	Recv'd	Sender's Name	Origin	Addressee	Department	SIGNED FOR BY
7011 1150 0000 9647 4095	12/11/14	VONACHEN, LAWLESS, TRAGER	PEORIA, IL	AB7310	KACIE PRZYBYLO	
7014 0510 0001 2842 2580	12/11/14	FAMILY CARE CHIROPRACTIC LTD	WASHINGTON, IL	AB4320	PROVIDER RELATIONS	
EI160994222US	12/11/14	JOELLEN SBRISSA	LAGRANGE PAK, IL	AB7210	DOUG OBERHELMAN	
EK107245297US	12/11/14	RODNEY D LAMBERT	MICHIE, TN	AB4320	LAURIE HALL	


Sisters of the Holy Names
of Jesus and Mary

December 9, 2014

Douglas R. Oberhelman
Chair & CEO
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-0001

Dear Mr. Oberhelman,

The Congrégation des Soeurs des Saints Noms de Jésus et de Marie calls on Caterpillar, Inc. to review its Company's Worldwide Code of Conduct and amend it to ensure that it adequately addresses the potential risks to Caterpillar's business and reputation. We believe that our Company needs a code of conduct that conforms more fully to international human rights and humanitarian standards.

Therefore, the Congrégation des Soeurs des Saints Noms de Jésus et de Marie, is co-filing the enclosed resolution requesting a global set of corporate standards with the Mercy Investment Services for action at the annual meeting in 2015. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of December 9, 2014 the Congrégation des Soeurs des Saints Noms de Jésus et de Marie held, and has held continuously for at least one year, 100 shares of Caterpillar, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Caterpillar, Inc. through the annual meeting in 2015.

Educate, Contemplate, Liberate


Sisters of the Holy Names
of Jesus and Mary

For matters relating to this resolution, please contact our authorized representative, Valerie Heinonen, OSU. Please copy our director of Finance on all communications: Mr. Marc Beaudry, beaudrym2004@yahoo.ca

Sincerely,

Catherine Ferguson, snjm

Sr. Catherine Ferguson, s.n.j.m.
President

Encl.: Verification of ownership
Resolution

Educate, Contemplate, Liberate

80, rue Saint Charles Est, Longueuil, Québec Canada J4H 1A9 Phone (450) 651-8104 Fax (450) 651-8636 www.snjm.org


Desjardins
Business

December 9th, 2014

To Whom It May Concern

Subject: Verification of Ownership

This letter is to verify that the Congrégation des Soeurs des Saints Noms de Jésus et de Marie owns 100 shares of Caterpillar Inc common stock. Furthermore, the Congrégation des Soeurs des Saints Noms de Jésus et de Marie has held these shares continuously since the purchase date of May 5th 2008 including the one year period preceding and including December 9th 2014. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by Desjardins Trust who serves as custodian for the Congrégation des Soeurs des Saints Noms de Jésus et de Marie. The shares are registered in our nominee name at Desjardins Trust. Please note that Desjardins Trust is a DTC participant.Yours truly,

Sincerely,

Patricia Hudon
Senior Representative
Administration and Customer Service
Custody Services

Desjardins Trust
1 Complexe Desjardins
P.O. Box 34 Desjardins Station
Montréal (Québec) H5B 1E4
(514) 286-9441

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 18, 2014

Christopher M. Reitz
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Dear Mr. Reitz:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Caterpillar for several years. We are concerned that our company's Worldwide Code of Conduct does not encompass licensees, franchisees, and agents that market and sell its products, leaving Caterpillar susceptible to legal and financial risk. An appropriate human rights policy should be based on internationally recognized human rights standards, such as the UN Human Rights Norms.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with Mercy Investment Services, Inc., the primary filer. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the primary filer and contact person for this resolution will be: Sister Valerie Heinonen. Her number is 314-909-4609.

As verification that we are beneficial owners of common stock in Caterpillar, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares continuously in our portfolio through the 2015 shareholder meeting.

Respectfully yours,

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Valerie Heinonen, O.S.U., Mercy Investment Services
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

December 18, 2014

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 69 shares of Caterpillar Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal
Vice President

NTAC:3NS-20


OMI USA
JPIC

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

December 19, 2014

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310 Fax: (309) 494-1467

Dear Mr. Reitz:

I am writing you on behalf of the Missionary Oblates of Mary Immaculate to co-file the stockholder resolution on the Review of Global Corporate Standards. In brief, the proposal states: RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mercy Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1,500 shares of Caterpillar, Inc. stock and intend to hold at least $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership is inclosed from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Valerie Heinonen, O.S.U., of Mercy Investment Services who can be reached at 631-363-2422 ext.20448 or at heinonenv@juno.com. Valerie Heinonen as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI, OIP Trust/JPIC Team
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE ☐ Washington, DC 20017 ☐ Tel: 202-529-4505 ☐ Fax: 202-529-4572
Website: www.omiusajpic.org

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and culturalcontext changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights.
(www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.


WILMINGTON
TRUST

1800 Washington Boulevard
P.O. Box 1596
Baltimore, MD 21203-1596

November 18, 2013

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 1,500 shares of Walmart and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, DTC number 0990

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver
Assistant Vice President
Custody Administration
410-545-2765

Jewish Voice for Peace



קול יהודי לשלום

1611 Telegraph Avenue
Suite 550
Oakland CA 94612
(510) 465-1777

147 Prince Street
Brooklyn NY 11201
(718) 514-2071

jewishvoiceforpeace.org

December 23, 2014

Douglas R. Oberhelman, Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

3 PAGES
VIA FAX 309-675-4457

Dear Mr. Oberhelman:

Jewish Voice for Peace is the beneficial owners of 66 shares of Caterpillar, Inc. These shares have been held continuously since 2003 and Jewish Voice for Peace will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Advocacy Director of Jewish Voice for Peace, to notify you of our intention to file the attached proposal for consideration and action at the 2015 Annual Meeting. In brief, the proposal requests Caterpillar to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Mercy Investment Services, Inc. is the lead filer on this resolution with the Sisters of Loretto and Jewish Voice for Peace.

I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Sincerely,



Sydney Levy
Jewish Voice for Peace



PROGRESSIVE
Asset Management Group℠
The Socially Responsible Investment Division of Financial West Group

www.progressiveassetmanagment.com

55 Main Street, Suite #415 Newmarket, NH 03857-1606 phone: 603/418-8662 fax: 603/659-7685

December 23, 2014

To Whom It May Concern,

This letter is to confirm Jewish Voice for Peace is the beneficial owner of 66 shares of Caterpillar Inc. (CAT) stock with a current market value of $6,176.94 as of December 23rd, 2014.

These shares have been held continuously since they were purchased on November 3, 2003.

Sincerely,

Mike Smith
Michael Smith
Investment Advisor Representative

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.



—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 18, 2014

Douglas R. Oberhelman, Chair and Chief Executive Officer
Caterpillar, Inc.
100 N.E. Adams Street
Peoria, IL 61629

Dear Mr. Oberhelman,

The Maryknoll Sisters of St. Dominic, Inc., are the beneficial owners of 100 shares of Caterpillar, Inc. These shares have been held continuously for over a year and the Sisters will maintain ownership at least until after the next annual meeting. A letter of verification of ownership is enclosed.

I am authorized, as the Maryknoll Sisters' representative, to notify you of the Sisters' intention to file the attached proposal. This is the same proposal as being submitted by Mercy Investment Services, the Sisters of Loretto and Jewish Voice for Peace. The contact person for this proposal is Sister Valerie Heinonen vheinonen@mercyinvestments.org I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

We look forward to discussing the proposal with Company representatives at your convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.



Bank of America Corporation

December 18, 2014

Maryknoll Sisters of St. Dominic, Inc.
P.O. Box 310
Maryknoll, NY 10545

RE: Verification of Deposit – Standard

Important Notice

This is in response to the Verification of Deposit (VOD) request for the Merrill Lynch account of Client Name. Details appear below.

Account Type	CMA
Account Number	***FISMA & OMB MEMORANDUM M-07-16***
Value as of Date (COB)	12/18/2014
Total Portfolio Value*	Please see below comments

*This total includes Money Fund shares, marginable/non-marginable securities, and outstanding loans. In addition, any average balances listed are monthly averages as Merrill Lynch does not maintain daily balance records.

Comments

As of December 18, 2014, the Maryknoll Sisters of St. Dominic, Inc. has held 100 shares of Caterpillar, Inc. stock continuously for at least one year.

This letter is to confirm that the aforementioned shares of stock are registered under Merrill Lynch Pierce Fenner & Smith at the Depository Trust Company."



Signature of Merrill Lynch Branch Office Management Team (OMT)
Pedro Jimenez
Printed Name



12/18/14
Date

Please be advised, our CMA program permits account holders to access the assets in the account by Visa card and checks, which are drawn and processed against a Merrill Lynch account maintained for the customer at Bank of America, N.A. or JPMorgan Chase, N.A. of Columbus, Ohio. However, the account holder does not maintain a depository balance at that bank. The information provided above may change daily due to activity in the account and/or changes in market

VDSTD_F2011



Sisters of Providence

Provincial Administration • Mother Joseph Province

1801 Lind Avenue SW, #9016
Renton, Washington 98057-9016
425.525.3355 • (fax) 425.525.3984

December 22, 2014

Douglas R. Oberhelman
Chair & CEO
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-0001

Dear Mr. Oberhelman,

The Sisters of Providence, Mother Joseph Province calls on Caterpillar, Inc. to review its Company's Worldwide Code of Conduct and to amend it to include policies designed to protect human rights based on internationally recognized standards. As responsible shareholders we are concerned not only with the financial return on our investments, but also with the moral and ethical implications of our investments. We are especially concerned with issues of human rights, which are receiving increasing attention and concern from a variety of stakeholders.

We are co-filing the enclosed resolution with Mercy Investment Services for action at the annual meeting in 2015. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

As of December 22, 2014 the Sisters of Providence, Mother Joseph Province held, and has held continuously for at least one year, 27 shares of Caterpillar, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Caterpillar, Inc. through the annual meeting in 2015.

For matters relating to this resolution, please contact our authorized representative, Valerie Heinonen, OSU. Please copy me on all communications: Jennifer Hall; jennifer.hall@providence.org

Sincerely,

Jennifer Hall
Provincial Secretary

Encl.: Verification of ownership
Resolution

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.

TO:Kathy Clark

charles SCHWAB

December 22, 2014

Account #: ***FISMA & OMB MEMORANDUM M-07-16***
Questions: (800)378-0685X34310

Sisters of Providence
1801 Lind Ave Sw # 9016
Renton, WA 98057

Here is the information you requested.

Dear Jennifer Hall, Katherine Clark, and Janet Painter,

This letter is being sent to confirm that the above listed account registered to Sisters of Providence owns 27 shares of Caterpillar, Inc. (CAT) common stock. The 27 shares were purchased in this account on December 20, 2010 and the same shares have been owned continuously in the account since the purchase date. As of the date and time of this letter, December 22, 2014, the account still holds 27 shares of CAT.

The security is currently held by Charles Schwab who serves as custodian for Sisters of Providence.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800)378-0685X34310.

Sincerely,



Ruby Waibel
Partner Support
2423 East Lincoln Drive
Phoenix, AZ 85016-1215

UNITED CHURCH FUNDS

December 29, 2014

Douglas R. Oberhelman, Chair and Chief Executive Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Oberhelman:

United Church Funds believes that conduct statements adhering to international human rights standards are the strongest pledge that a corporation can make to support responsibility and stewardship. As a current shareholder of Caterpillar, Inc., we believe our company can make improvements that will enhance public perception and operations – thereby making our investment more secure.

It is important that Caterpillar review and amend, where applicable, company policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards.

Accordingly, United Church Funds is filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United Church Funds has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is enclosed. Mercy Investment Services, Inc. is the lead filer on this resolution with the Sisters ofLoretto and Jewish Voice for Peace. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

Sincerely,



Kathryn McCloskey
Director, Social Responsibility
United Church Funds
Katie.mccloskey@ucfunds.org
212.729.2608

Cc: Valerie Heinon, Mercy Investment Services
Julie Wokaty, Interfaith Center on Corporate Responsibility

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and cultural context changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.



BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

December 30, 2014

Ms. Kathryn McCloskey
Director, Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. McCloskey,

This letter is to confirm that BNY Mellon as custodian for the United Church Funds held 1,900 shares in account FISMA & OMB MEMORANDUM M-07-16 of Caterpillar Inc., CUSIP 149123101, as of December 29, 2014.

The beneficial owner of these shares, as per BNY Mellon records, is United Church Funds, who held at least $2,000.00 of market value of Caterpillar Inc., and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Jonathan Bangor
Vice President



Mount St. Scholastica
BENEDICTINE SISTERS

December 22, 2014

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7310

Sent by Fax: (309) 494-1467

Dear Mr. Reitz:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica, Inc. to co-file the stockholder resolution on the Review of Global Corporate Standards. In brief, the proposal states: **RESOLVED**: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mercy Investment Services. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 335 shares of Caterpillar, Inc. stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Valerie Heinonen O.S.U. of Mercy Investment Services who can be reached at 631-363-2422 ext.20448 or at heinonenv@juno.com. Valerie Heinonen as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, OSB
Business Manager

801 SOUTH 8TH STREET ✱ ATCHISON, KS 66002 ✱ 913.360.6200 ✱ FAX 913.360.6190
www.mountosb.org

Review of Global Corporate Standards

Whereas, Caterpillar, a global corporation, faces increasingly complex problems as the international social and culturalcontext changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' right to organize, non-discrimination in the workplace, protection of environment and sustainable community development. Caterpillar itself does business in countries with human rights challenges including China, Colombia, Myanmar/Burma, Syria and Israel and the occupied Palestinian territories.

We believe global companies must implement comprehensive codes of conduct, such as those found in Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance, developed by an international group of religious investors. (www.bench-marks.org) Companies must formulate policies to reduce risk to reputation in the global marketplace. To address this situation, some companies, such as Hewlett-Packard and Coca-Cola, are even extending policies to include franchisees, licensees and agents that market, distribute or sell their products.

In August 2003, the United Nations Sub-Commission on the Promotion and Protection of Human Rights took historic action by adopting Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights. (www1.umn.edu/humanrts/links/NormsApril2003.html)

RESOLVED: shareholders request the Board of Directors to review and amend, where applicable, Caterpillar's policies related to human rights that guide international and U.S. operations, extending policies to include franchisees, licensees and agents that market, distribute or sell its products, to conform more fully with international human rights and humanitarian standards, and that a summary of this review be posted on Caterpillar's website by October 2015.

Supporting Statement of Proponent

Caterpillar's current policy, the Worldwide Code of Conduct, contains no references to existing international human rights codes except for a corporate policy of non-discrimination, and aspirational goals to maintain employee health and safety. It does not apply to company dealers whose activities can carry extensive reputational risks for Caterpillar. We believe company policies should reflect more robust, comprehensive understanding of human rights.

We recommend the review include policies designed to protect human rights--civil, political, social, environmental, cultural and economic--based on internationally recognized human rights standards, i.e., Universal Declaration of Human Rights, Fourth Geneva Convention, International Covenant on Civil and Political Rights, core labor standards of the International Labor Organization, International Covenant on Economic, Cultural and Social Rights, and United Nations resolutions and reports of UN special rapporteurs on countries where Caterpillar does business.

This review and report will assure shareholders that Caterpillar policies and practices reflect or conform to human rights conventions and guidelines and international law. While not recommending specific provisions of above-named international conventions, we believe significant commercial advantages may accrue to Caterpillar by adopting a comprehensive policy based on UN Human Rights Norms serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns already underway in churches and university campuses as well as lawsuits.


Merrill Lynch
Wealth Management

Bank of America Corporation

FACSIMILE COVER SHEET

TO: CHRISTOPHER REITZ
PHONE:
FAX: 13094941467

FROM: Merrill Lynch
SENDER: Jody Herbert
DATE: Wed Dec 24 10:38:47 EST 2014
PHONE: 316-631-3513
FAX: 13166654912

No. of Page(s) (including this page): 3

Subject: Fax from jody_a_herbert@ml.com

Comments:
THANK YOU, JODY HERBERT, 316-631-3513

-


Merrill Lynch
Bank of America Corporation

December 22, 2014

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629-7910

FAX: 309-494-1467

RE: Co-filling of shareholders resolution- Review of Global Corporate Standards

FAO: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Reitz,

As of December 22, 2014 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 362 shares of Caterpillar, Inc. common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,

Jody Herbert

Jody Herbert, Client Associate
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 Wichita, KS 67226-1193
T 316.631.3500 T 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers** between retirement accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number **Branch may affix office label here.** **If no label, mail to:** **Merrill Lynch** **Attn: Cash Management Services** **Mail Code: FL9-801-01-02** **4802 Deer Lake Drive East** **Jacksonville, FL 32246-6484** Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTCC NYW Broker 161 MLPFS 570 Washington Boulevard Jersey City, NJ 07310 Attn: Central Delivery 1st floor
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: 6550113516 Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 1500 Merrill Lynch Drive Mail Code NJ2-150-02-40 Pennington, NJ 08534